First Supplemental Indenture (this “First Supplemental Indenture”), dated as of November 22, 2016 (the “Effective Date”) among Trilogy International Partners LLC, a Washington limited liability company (the “Company”), Trilogy International Finance Inc., a Delaware corporation (the “Co-Issuer” and, together with the Company, the “Issuers”), the Guarantors (as defined in the Indenture referred to below) and Wells Fargo Bank, National Association, as trustee and collateral agent under the Indenture referred to below (the “Trustee”).

WITNESSETH

WHEREAS, the Company, the Co-Issuer and the Guarantors have heretofore executed and delivered to the Trustee an indenture, dated as of May 6, 2016 (the “Indenture”), pursuant to which $450,000,000 aggregate principal amount of 13.375% Senior Secured Notes due 2019 were initially issued (the “Notes”);

WHEREAS, the Company proposes to enter into an Arrangement Agreement (the “Arrangement Agreement”), with Alignvest Acquisition Corporation (“Alignvest”), pursuant to which Alignvest would become the owner, directly or indirectly, beneficially, of Capital Stock of the Company representing more than 50% of the aggregate voting power represented by the Capital Stock of the Company; WHEREAS, the consummation of the Arrangement Agreement and the transactions to be entered into in connection therewith would constitute a “Change of Control” pursuant to the terms of the Indenture and, accordingly, the Issuers wish to amend the definition of “Change of Control” and the definition of “Permitted Holder” to permit the Company to enter into the Arrangement Agreement and the transactions to be entered into in connection therewith without such Arrangement Agreement and related transactions constituting a “Change of Control”;

WHEREAS, the Issuers wish to amend Section 4.09 of the Indenture, “Limitations on Transactions with Affiliates” to permit Alignvest and the Issuers and their Subsidiaries to enter into certain transactions from and after the consummation of the Arrangement Agreement;

WHEREAS, Section 8.02 of the Indenture provides that, with the consent of the Holders of not less than a majority in aggregate principal amount of the Notes then outstanding, the Issuers, the Guarantors and the Trustee may enter into a supplemental indenture for the purpose of amending the Indenture as set forth herein;

WHEREAS, in connection with the proposed amendments, the Issuers have solicited consents (the “Consents”) of Holders of the Notes upon the terms and subject to the conditions set forth in the Consent Solicitation Statement dated November 4, 2016 and in the related Consent Form;

WHEREAS, the Issuers have received the Consents from Holders of not less than a majority in aggregate principal amount of the Notes to the amendments set forth herein; WHEREAS, pursuant to Section 8.06 of the Indenture, the Trustee is authorized to execute and deliver this First Supplemental Indenture; and

WHEREAS, all things necessary to make this First Supplemental Indenture a valid indenture and agreement according to its terms have been done.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Issuers, the Guarantors and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

Article I.

Section 1.01        Definitions. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

Article II.

Section 2.01        Amendment of Section 1.01. Definitions.

(a)	Section 1.01 of the Indenture is amended by inserting a new definition of “Arrangement” as follows:

“Arrangement” means the business combination transaction to be effected by the Company and Parent pursuant to an arrangement agreement, dated November 1, 2016.

(b)	Subsection (3) of the definition of “Change of Control” set forth in Section 1.01 of the Indenture is amended by deleting the references to “Company” and substituting “Parent” in place thereof.

(c)	Subsection (4) of the definition of “Change of Control” set forth in Section 1.01 of the Indenture is amended by deleting the references to “Company” and substituting “Parent” in place thereof.

(d)	Subsection (5) of the definition of “Change of Control” set forth in Section 1.01 of the Indenture is amended by deleting the text thereof and replacing it with the following:

(5) the Permitted Holders fail to own, directly or indirectly, beneficially, shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Company.

(e)	Section 1.01 of the Indenture is amended by inserting a new definition of “Parent” as follows:

“Parent” means Alignvest Acquisition Corporation, a corporation existing under the laws of the Province of Ontario.

(f)

The definition of “Permitted Holder” set forth in Section 1.01 of the Indenture is amended by (i) deleting the word “or” at the end of clause (iv) and substituting “,” in place thereof, (ii) deleting the period at the end of clause (v) and substituting “, or” in place thereof, and (iii) inserting the following text as a new clause (vi):

(vi) Parent and any controlled Affiliate of Parent.

Section 2.02        Amendments of Section 4.09. Limitations on Transactions with Affiliates.

(a)	Clause (6) of Section 4.09(b) of the Indenture is amended by deleting the reference to “Company” and substituting “Parent” in place thereof.

(b)

Section 4.09(b) of the Indenture is amended by (i) deleting the word “and” at the end of clause (8), (ii) deleting the period at the end of clause (9) and substituting “; and” in place thereof, and (iii) inserting the following text as a new clause (10):

“(10) the entering into or the suffering to exist by the Company or any Restricted Subsidiary of the Company of any transaction or series of related transactions (i) with, or for the benefit of, Parent so long as such transaction or series of related transactions does not (x) involve a sale, transfer or exchange of assets or property, or payment, by the Company or any Restricted Subsidiary of the Company to, or on behalf of, Parent, (y) result in a payment by the Company or any Restricted Subsidiary of the Company constituting a Restricted Payment prohibited by the covenant described under Section 4.07 or the making of an Investment by the Company or any Restricted Subsidiary of the Company that is not a Permitted Investment, or (ii) involving the issuance to Parent by the Company of the Company’s Capital Stock and/or the incurrence by the Company of Subordinated Indebtedness to Parent that is permitted to be incurred by the Company pursuant to clause (12) of Section 4.06(b) .”

Section 2.03        New Section 4.23. Use of Proceeds from Parent and/or Permitted Holders contribution in connection with Arrangement; Repurchase of Notes.

Article IV of the Indenture is amended by adding a new Section 4.23 “Use of Proceeds from Parent and/or Permitted Holders contribution in connection with Arrangement; Repurchase of Notes,” which provides as follows:

            (a)        If the Arrangement is consummated, the Company will set aside not less than $125 million of the cash invested by Parent and/or the Permitted Holders since November 1, 2016 or in connection with the consummation of the Arrangement solely for use to prepay, repurchase, redeem or otherwise acquire Notes outstanding pursuant to the Indenture or to pay interest thereon. The Company shall maintain any unapplied portion of such amount in a separate account at a bank or other independent financial institution.

            (b)        If the Arrangement is consummated, the Company shall use its commercially reasonable efforts to, by no later than July 31, 2017, use at least $125 million to either (i) prepay, repurchase, redeem, or otherwise acquire Notes outstanding pursuant to the Indenture, or (ii) pay interest on the Notes that is scheduled to be paid between the closing date of the Arrangement transaction and July 31, 2017.

Article III.

Section 3.01        First Supplemental Indenture Effectiveness. This First Supplemental Indenture shall be binding and effective from and after the Effective Date. This First Supplemental Indenture shall become operative, from the Effective Date, upon the Trustee’s receipt of an Officer’s Certificate stating that the Arrangement has been consummated and that Alignvest and/or the Permitted Holders have invested in the aggregate a minimum of $125,000,000 in the Company since November 1, 2016 or in connection with the consummation of the Arrangement.

Article IV.

Section 4.01        Reaffirmation and Ratification of Indenture, the Note Guarantees and Notes; Second Supplemental Indenture Part of Indenture. Expect as expressly set forth herein, this First Supplemental Indenture shall not by implication or otherwise limit, impair, constitute a waiver of, or otherwise affect the rights and remedies of, the Holders under the Indenture or the Notes and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Indenture or the Notes, all of which are ratified and affirmed in all respects and shall continue in full force and effect as to all of the Notes. Except as otherwise set forth herein, this First Supplemental Indenture shall apply to and be effective only with respect to the provisions of the Indenture or the Notes specifically referred to herein. Each and every term, condition, obligation, covenant and agreement contained in the Indenture, including the Note Guarantees, and the Notes is hereby ratified and re- affirmed in all respects and shall continue in full force and effect.

Section 4.02        No Personal Liability of Managers, Directors, Owners, Employees, Incorporators, Members and Stockholders. No manager, director, officer, employee, incorporator, member or stockholder of the Company, the Co-Issuer, the Guarantors or any of their Affiliates, as such, shall have any liability for any obligations of the Company, the Co-Issuer, the Guarantors or any of their Affiliates under the Notes, the Indenture or this First Supplemental Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

Section 4.03        NEW YORK LAW TO GOVERN. THIS FIRST SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, AS APPLIED TO CONTRACTS MADE AND PERFORMED WITHIN THE STATE OF NEW YORK BUT WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICT OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAW OF ANOTHER JURISDICTION WOULD BE THEREBY REQUIRED. THE TRUSTEE, THE ISSUERS, THE GUARANTORS AND THE HOLDERS AGREE TO SUBMIT TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS SECOND SUPPLEMENTAL INDENTURE.

Section 4.04        Counterparts. The parties hereto may sign multiple counterparts of this First Supplemental Indenture. Each signed counterpart shall be deemed an original, but all of them together represent one and the same agreement.

Section 4.05        Effect of Headings. The section headings herein are for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

Section 4.06        The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this First Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Company, the Co-Issuer and the Guarantors.

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed and attested, all as of the date first above written.

TRILOGY INTERNATIONAL PARTNERS LLC

By:	“Signed”
Name:
Title:

TRILOGY INTERNATIONAL FINANCE INC.

By:	“Signed”
Name:
Title:

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Trustee and Collateral Agent

By:	“Signed”
Name:
Title:

[First Supplemental Indenture Signature Page]

Guarantors:

TRILOGY INTERNATIONAL SOUTH PACIFIC LLC

By:	“Signed”
Name:
Title:	Title:

TRILOGY INTERNATIONAL LATIN AMERICA I LLC

By:	“Signed”
Name:
Title:

TRILOGY INTERNATIONAL LATIN AMERICA II LLC

By:	“Signed”
Name:
Title:

TRILOGY INTERNATIONAL PARTNERS II LLC

By:	“Signed”
Name:
Title:

TRILOGY INTERNATIONAL ENTERPRISES, LLC

By:	“Signed”
Name:
Title:

TRILOGY INTERNATIONAL MARKETING LLC

By:	“Signed”
Name:
Title:

[First Supplemental Indenture Signature Page]